Yissum Research Development Company

of the Hebrew University of Jerusalem

Edmond Safra Campus,

Givat Ram, POB 39135

Jerusalem 91390

Israel

Re: Third Extension of Agreement for rendering of Services

We do hereby refer to the Agreement for the Rendering of Services dated as of June 20, 2005 (the "Service Agreement") and the extension thereto dated as of June, 20 2006 ("Extension of Agreement for Rendering of Services") (jointly with the Services Agreement, the "Extended Service Agreement") and the second extension thereto dated as of December 19, 2006 ("Second Extension of Agreement for Rendering of Services") and the License Agreement dated November 27th, 2002 (the "License Agreement") all executed by and between Yissum Research Development Company of the Hebrew University of Jerusalem ("Yissum") and Morria Biopharmaceuticals, Inc. (the "Company").

Unless the context otherwise requires, all capitalized terms used herein shall have the meaning ascribed to them in the Service Agreement.

The Company does hereby request that, further to Yissum tasks and services pursuant to the Extended Service Agreement and the Second Extended Service Agreement, and fully completed and performed by Yissum, Yissum performs the additional tasks and services set forth on Appendix A hereto (the "Additional Services"). All of such Additional Services shall be included in the scope of the definition of Services under the Service Agreement, and shall be performed in accordance with the timetable set forth on Appendix A hereto. In consideration, the Company shall pay Yissum an additional amount, of $ 90,000 (plus VAT) (the "Additional Service Fee") payable in quarterly payments from the signing of this Letter of Extension and according to the following schedule:

i. $ 22,500 plus VAT within fourteen (14) days of signing this Agreement.

ii. $ 22,500 plus VAT on September 15, 2007.

iii. $ 22,500 plus VAT on December 18, 2007 and

iv. $ 22,500 plus VAT on March 15, 2008.

All terms and conditions as set out in the Service Agreement shall apply mutatis mutandis in respect of the Additional Service Fee and the Additional Services as defined under this Third Extension of Agreement for Rendering of Services, including without limitation, the extension of the right and license to the Company of the Service Agreement Results, such to include the Additional Services (as defined herein).

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Your signature on this copy of the document shall constitute your approval and agreement to all that is written herein.

Yours sincerely,

MORRIA BIOPHARMACEUTICALS PLC.

/s/ YUVAL COHEN

By: Yuval Cohen	Date: June 10, 2007

Title: Managing Director, Morria

/YISSUM STAMP/

We hereby agree and approve:

/s/ ELENA CANETTI

By: Elena Canetti	Date: June 10, 2007
Title: VP Scientific Services Yissum

/s/ NAVA SWERSKY SOFER

By: Nava Swersky Sofer	Date: June 17, 2007
Title: CEO Yissum

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APPENDIX A

Research Program for Morria Biopharmaceuticals Plc

Proposed by Prof. Saul Yedgar of the Dept of Biochemistry, Hebrew University Medical School, Jerusalem

Aim

Exploring mechanisms of inflammatory processes and the therapeutic potential of MFAIDs in in vitro and in vivo models.

Scope

1.	Exploration of inflammatory mechanisms and their control in in vitro and in vivo experimental systems.

2.	Testing of MFAID candidates for their potential in treating inflammatory/allergic conditions: IBD, cancer, asthma, skin inflammation, eye inflammation, wound healing, viral infections and CNS.

3.	Continuing the chemical characterization and optimization of MFAIDs.

4.	Setting up new in vivo and in vitro models for testing MFAIDs on inflammatory/allergic diseases.

Outcomes

•	Data on efficacy of various MFAIDs in the above-mentioned disease fields.
•	Optimization of selected MFAID synthesis,

Research Period: 12 months.

Budget: up to $90,000 total (including overhead) to be paid in quarterly payments.

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